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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47758

SEC Mail Processing Section

MAR 1 7 2017

Washington DC 414

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Advisors Clearing Network, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7 North Fair Oaks Avenue
(No. and Street)

Pasadena (City) CA (State) 91103 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Wetmore (626) 744 - 2587
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc.
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170 (Address) Northridge (City) CA (State) 91324 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

Securities and Exchange

MAR 1 7 2017

RECEIVED

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

RMS

OATH OR AFFIRMATION

I, Thomas Wetmore, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Advisors Clearing Network, Inc., as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

T Wetmore
Signature

Chief Financial Officer
Title

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this ______ day of March 15, 2017, by Thomas Wetmore

____,

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Notary Public - California
San Bernardino County

(Seal)

Signature Regina R. Briana

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

Board of Directors
Advisors Clearing Network, Inc.

We have audited the accompanying statement of financial condition of Advisors Clearing Network, Inc. as of December 31, 2016, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of Advisors Clearing Network, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Advisors Clearing Network, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

The information contained in Supplementary Information has been subjected to audit procedures performed in conjunction with the audit of Advisors Clearing Network, Inc.'s financial statements. The Supplementary Information is the responsibility of Advisors Clearing Network, Inc.'s management. Our audit procedures included determining whether the Supplementary Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplementar Information. In forming our opinion on the supplemental information, we evaluated whether the Supplementary Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Supplementary information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
March 15, 2017

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

ADVISORS CLEARING NETWORK, INC.

STATMENT OF CONDITION

December 31, 2016

ASSETS		
Cash and cash equivalents	$	688,561
Cash segregated under federal regulations		1,285,808
Deposit with clearing organization		20,000
Accounts receivable		30,709
Prepaid expenses		15,963
Deferred tax asset		4,324
Other assets		-
	$	2,045,365
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	57,115
Due to clearing broker		
Due to customers		1,096,712
Due to correspondents		169,126
Total liabilities		1,322,953
Stockholder's equity		
Common stock, $0.01 par value, authorized, issued, and outstanding 1,000 shares		10
Additional paid-in capital		921,057
Accumulated deficit		(198,655)
Total stockholder's equity		722,412
	$	2,045,365

The accompanying notes are an intergral part of these financial statements

ADVISORS CLEARING NETWORK, INC.

STATMENT OF OPERATIONS

Year Ended December 31, 2016

Revenues	
Fee income	$ 388,426
Consulting services	290,250
Total revenues	678,676
Expenses	
Payroll and employee benefits	294,683
Royalty expense	54,700
Professional fees	89,700
Other	235,143
Total expenses	674,226
Income before income taxes	4,450
Income taxes	13,440
Net loss	$ (8,990)

The accompanying notes are an intergral part of these financial statements

ADVISORS CLEARING NETWORK, INC.

STATMENT OF CHANGES IN STOCKHOLDER'S EQUITY

Year Ended December 31, 2016

	Common stock Shares	Common stock Amount	Additional paid-in capital	Accumulated deficit	Total stockholder's equity
Balances, beginning of year	1,000	$ 10	$ 921,057	$ (189,665)	$ 731,402
Net income		-		(8,990)	(8,990)
Balances, end of year	1,000	$ 10	$ 921,057	$ (198,655)	$ 722,412

The accompanying notes are an intergral part of these financial statements

ADVISORS CLEARING NETWORK, INC.

STATMENT OF CASH FLOWS

Year Ended December 31, 2016

Cash flows from operating activities		
Net income	$	(8,990)
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Segregated cash		(1,034,903)
Accounts receivable, net		280
Due from parent		12,750
Prepaid expenses		2
Deferred Tax Asset		7,518
Accounts payable and accrued expenses		(36,436)
Payable to customers		936,054
Due to correspondents		(4,853)
Net cash provided by operating activities		(128,578)
Net increase in cash and cash equivalents		(128,578)
Cash and cash equivalents, beginning of year		817,139
Cash and cash equivalents, end of year	$	688,561
Supplemental disclosure of cash flow information:		
Cash paid during the year for income taxes	$	800
Cash paid during the year as interest		0

The accompanying notes are an intergral part of these financial statements

1. Nature of business and summary of significant accounting policies

Nature of Business

Advisors Clearing Network, Inc. (the "Company") was incorporated in the State of Delaware on September 15, 1994, under the name Life Cycle Mutual Fund Distributors. On April 17, 2003, the Company changed its name to Advisors Clearing Network, Inc. The Company is a registered broker-dealer of securities under the Securities and Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company's former parent, Vertical Management Systems, Inc. (VMS), sold the Company on December 15,2016, to Fiscus Financial, LLC, who is now the sole owner of the Company.

The Company provides a technology platform for information reporting and commission collecting for broker-dealers. In addition, the Company buys mutual fund shares on behalf of 401(k) plans, its customers, in accounts held at mutual fund companies in the Company's name. The Company maintains its own records of the beneficial owners of the mutual funds carried on behalf of such customers.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Subsequent events have been evaluated through the date of this report, which is the date the financial statements were available to be issued.

Cash Equivalents

Cash equivalents include highly liquid investments, such as money market funds, with original maturities of three months or less.

Accounts Receivable

Accounts receivable are stated at face value. On a periodic basis the Company evaluates its accounts receivable based on a history of past write-offs and collections and current credit conditions. At December 31, 2016 there was no allowance for doubtful accounts.

Revenue Recognition from Customers' Securities Transactions

The Company recognizes fee income related to customers' securities transactions on a settlement date basis. GAAP requires the recognition of such income on customers' securities transactions on a trade date basis; however there is no material difference in fee income between trade and settlement dates.

The Company receives commissions on behalf of its correspondent broker/dealers from mutual fund companies, which are subsequently paid to those correspondents, for which the Company takes a handling fee. The Company records only the amount of its fees as revenue instead of recording the entire amount of commissions received as revenue and the amount of commissions paid as a related re-allowance expense.

1. Nature of business and summary of significant accounting policies (continued)

Income Taxes

The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax asset and liabilities are computed for difference between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the financial statements as appropriate. Accrued interest and penalties related to income tax matters are classified as a component of income tax expense.

In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce stockholders equity. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

The Company files its income tax returns in the U.S. federal and various state and local jurisdictions. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for years before 2011. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local tax laws. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

2. Cash segregated under federal regulations

At December 31, 2016, cash of $1,285,808 has been segregated in special reserve bank accounts for the exclusive benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission ("SEC").

3. Deposit with clearing organization

The Company is a mutual fund self-clearing broker-dealer and a member of the National Securities Clearing Corporation ("NSCC"). As part of its membership, the Company maintains a clearing deposit of $20,000 with the NSCC. Interest is paid monthly on this cash deposit at the average overnight repurchase rate.

4. Income taxes

The provision for income taxes consists of the following:

Current tax (benefit)		
Federal	$	2,956
State		2,966
		5,922
Deferred tax (benefit)		
Federal		5,556
State		1,962
Change in valuation allowance		7,518
Income tax	$	13,440

The tax effects of the temporary differences that give rise to significant portions of the Company's deferred income tax assets and liabilities are as follows:

Federal net operating loss	$	4,324
State net operating loss		0
Deferred tax assets	$	4,324

The Company has a net operating loss ("NOL") carry-forwards that can be utilized to offset future income for federal and state purposes. These NOL's generate a deferred income tax asset. As of December 31, 2016, the Company has a Federal operating loss carry-forwards of $11,086.

5. Concentrations of revenue and credit risk

For the year ended December 31, 2016, one customer accounted for 64% of the Company's total fee income. The Company's former parent, VMS, accounted for all consulting services income for the year ended December 31, 2016 (see Note 6).

The Company is engaged in brokerage activities in which counter-parties primarily include mutual fund companies, other broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

The Company maintains several bank accounts at financial institutions. The accounts are insured either by the Federal Deposit Insurance Corporation ("FDIC"), up to $250,000, or SIPC, up to $500,000. At times during the year ended December 31, 2016, cash balances held in financial institutions were in excess of the FDIC and SIPC insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions that are financially stable.

6. Related party transactions

The Company shares office space, personnel, and furniture and equipment with its former parent, VMS. The Company had an expense sharing agreement with VMS, whereby VMS pays certain operating expenses and various equipment costs that benefit the Company. For the year ended December 31, 2016, the Company paid $10,521 to the former Parent under this arrangement.

The Company also paid VMS $4,266 during the year ended December 31, 2016 for service bureau fees associated with processing data for the Company's clients.

In addition, the former Parent paid the Company $290,250 during the year ended December 31, 2016 for consulting services the Company provided to the Parent in developing its 401(k) plan record-keeping system.

On June 15, 2011, a Custody Services Agreement (the "Agreement") was formed between the Company and a former affiliated company, Retirement Revolution, LLC ("Revolution"), a 401(k) record-keeping company. Per the Agreement, the Company will execute and clear transactions in shares of mutual fund companies and carry any resulting positions for Revolution's 401(k) clients. The Company receives custodial fees for those customers. During the year ended December 31, 2016, the Company received $28,344 from Revolution.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

The Company owed $18,545 to Fiscus Financial, LLC, at December 31, 2016, who became the parent of the Company on December 15, 2016.

7. Net capital requirement

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2016, the Company's net capital was $671,416, which was $421,416 in excess of its minimum requirement of $250,000.

ADVISORS CLEARING NETWORK, INC.

(A wholly owned subsidiary of Vertical Management Systems, Inc.)

SUPPLEMENTARY INFORMATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE ACT

December 31, 2016

Stockholder's equity			$	722,412
Less non-allowable assets				
Accounts receivable, net of allowance for doubtful accounts				30,709
Deferred tax asset				4,324
Prepaid expenses				15,963
				50,996
Net capital			$	671,416
Aggregate indebtedness			$	1,322,953
Computed minimum net capital required (6.67% of aggregate indebtedness)			$	88,197
Minimum net capital required (under SEC Rule 15c3-1)			$	250,000
Excess net capital ($585,429 - $250,000)			$	421,416
Percentage of aggregate indebtedness to net capital	$	1,322,953		
	$	671,416		
				197.0%

There was a difference of $4,940 between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2016, due to the subsequent accrual for income taxes paid with the Company's annual tax return.

ADVISORS CLEARING NETWORK, INC.

SUPPLEMENTARY INFORMATION
COMPUTATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE ACT

December 31, 2016

	$ Credits	$ Debits
Free credit balances and other balances in customer's security accounts.	1,096,712	
Monies borrowed collateralized by securities carried for the accounts of customers.		
Money payable against customers' securities loaned.		
Customers' securities failed to receive.		
Credit balances in firm accounts which are attributable to principal sales by customers.		
Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days.		
Market value of short security count differences over 30 calendar days old.		
Market value of short securities and credits (not to be offset by longs or by debits) in all suspence accounts over 30 calendar days.	103,158	
Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or issuer during the 40 days.		
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection.		
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver.		
Failed to deliver of customers' securities not older than 30 calendar days.		
Margin required and on deposit with the Options Clearing Corporation for all contracts written or purchased in customer accounts.		
	Total credits	Total debits
	$ 1,199,870	
Excess of total credits (sum of items 1 - 9) over total debits (sum of items 10 - 13) required to be on deposit in the "Reserve Bank Account" (Rule 15c3-3). If the computation is made monthly as permitted by this section, the deposit shall be not less than	1,199,870	
Amount on deposit in Reserve Bank Account(s)	1,285,808	
Excess of total credits over amount on deposit in Reserve Bank Account(s).	$ 85,938	

Amount deposited in Reserve Bank Account(s).
Date of deposit:
Excess of amount on deposit in Reserve Bank Account(s) over total credits after additional deposit.

Excess of amount on deposit in Reserve Bank Account(s) over total credits.
Amount withdrawn from Reserve Bank Account.
Date of withdrawal:
Excess of amount on deposit in Reserve Bank Account(s) over total credits after withdrawal.

See independent auditor's report

Advisors Clearing Network, Inc.
Report on Compliance Provisions
Report Pursuant to Provisions of 17 C.F.R. § 240.15c3-1 and 240.15c3-3(e)
For the Year Ended December 31, 2016

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

We have examined Advisors Clearing Network, Inc.'s statements, included in the accompanying Assertions Regarding Compliance, that (1) Advisors Clearing Network, Inc.'s internal control over compliance was effective during the most recent fiscal and ending December 31, 2016; (2) Advisors Clearing Network, Inc.'s internal control over compliance was effective as of March 15, 2017; (3) Advisors Clearing Network, Inc. was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of March 15, 2017; and (4) the information used to state that Advisors Clearing Network, Inc. was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from Advisors Clearing Network, Inc.'s books and records. Advisors Clearing Network, Inc.'s management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing Advisors Clearing Network, Inc. with reasonable assurance that non-compliance with 17 C.F.R. §240.15c3-1, 17 C.F.R. § 240.15c3-3, 17 C.F.R. § 240.17a-13, or Rule 2340 of the Financial Industry Regulatory Authority that requires account statements to be sent to the customers of Advisors Clearing Network, Inc. will be prevented or detected on a timely basis. Our responsibility is to express an opinion on Advisors Clearing Network, Inc.'s statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether Advisors Clearing Network, Inc.'s internal control over compliance was effective as of and during the most recent fiscal period ending December 31, 2016; Advisors Clearing Network, Inc. complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of March 15, 2017; and the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2016 was derived from Advisors Clearing Network, Inc.'s books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating Advisors Clearing Network, Inc.'s compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from Advisors Clearing Network, Inc.'s books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, Advisors Clearing Network, Inc.'s statements referred to above are fairly stated, in all material respects.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
March 15, 2017

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

WE FOCUS & CARE™

Advisors Clearing Network's Compliance Report

Advisors Clearing Network, Inc., (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). As required by 17 C.F.R. § 240.17a-5(d)(1) and (3), the Company states as follows:

(1) The Company has established and maintained Internal Control Over Compliance, as that term is defined in paragraph (d)(3)(ii) of Rule 17a-5.
(2) The Company's Internal Control Over Compliance was effective during the most recent fiscal year ended **December 31, 2016;**
(3) The Company's Internal Control Over Compliance was effective as of the end of the most recent fiscal year ended through **March 15, 2017;**
(4) The Company was in compliance with 17 C.F.R. § 240.15c3-1 and 17 C.F.R. §240.15c3-3(e) as of the end of the most recent fiscal year ended **December 31, 2016**; and
(5) The information the Company used to state that the Company was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) was derived from the books and records of the Company.

Advisors Clearing Network, Inc.

I, Thomas Wetmore, swear (or affirm) that, to my best knowledge and belief, this Compliance Report is true and correct.

By: [signature]
Chief Financial Officer
March 15, 2017

Advisors Clearing Network, Inc.
Report on the SIPC Annual Assessment
Pursuant to Rule 17a-5(e)4
For the Year Ended December 31, 2016

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Advisors Clearing Network, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Advisors Clearing Network, Inc. and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Advisors Clearing Network, Inc. (the "Company") for the year ended December 31, 2016, solely to assist you and SIPC in evaluating Advisors Clearing Network, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2016, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
March 15, 2017

ADVISORS CLEARING NETWORK, INC.

SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION ASSESSMENT AND PAYMENTS

For the Year Ended December 31, 2016

SIPC Net Operating Revenues Per General Assessment Reconciliation Form SIPC-7	$	678,676
General Assessment at .0025	$	1,697
Payment Remitted with Form SIPC-6 (Paid on July 20, 2016)		702
Amount Due with Form SIPC-7 (Paid on January 18, 2017)	$	995